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                            July 12, 2021

       Burton Goldfield
       Chief Executive Officer
       TriNet Group, Inc.
       One Park Place, Suite 600
       Dublin, CA 94568

                                                        Re: TriNet Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated June
25, 2021
                                                            File No. 001-36373

       Dear Mr. Goldfield:

               We have reviewed your June 25, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 14, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 34

   1. We note your response to comment one. Your presentation of Net Service Margin does not contemplate any
cost of generating professional services revenue. In addition, while
                                                        Net Service Margin and
Net Insurance Service Margin contemplate insurance costs, which you previously
disclosed as substantially pass-through costs, they do not contemplate any of the costs incurred
to generate the related revenue. In this regard, we believe that the presentation of these
measures fails to comply with Question 100.04 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations. Please revise accordingly.
 Burton Goldfield
TriNet Group, Inc.
July 12, 2021
Page 2




       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameBurton Goldfield                     Sincerely,
Comapany NameTriNet Group, Inc.
                                                       Division of Corporation
Finance
July 12, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName